Exhibit 4.12

Description of Securities

The following description of our capital stock and provisions of our Amended and Restated Certificate of Incorporation, or Certificate of Incorporation, or Amended and Restated By-Laws, or By-Laws, and the Delaware General Corporation Law, or DGCL, are summaries and are qualified in their entirety by reference to the Certificate of Incorporation and the By-Laws.

Pursuant to our Certificate of Incorporation, our authorized capital stock consists of 120,000,000 shares of common stock, par value $0.001 per share, or common stock, and 5,000,000 shares of preferred stock, par value $0.001 per share, or preferred stock, to be designated from time to time by our Board of Directors, or Board.

Common Stock

As of December 31, 2019, there were 41,091,532 shares of our common stock issued and outstanding. Subject to any preferential rights of any preferred stock created by our Board, holders of our common stock are entitled to such dividends, if any, as our Board may declare from time to time out of funds that we can legally use to pay dividends.

Holders of our common stock are entitled to one vote for each share of common stock and do not have any right to cumulate votes in the election of directors. Upon our liquidation, dissolution or winding-up, holders of our common stock will be entitled to receive on a proportionate basis any assets remaining after provision for payment of creditors and after payment of any liquidation preferences to holders of preferred stock. Holders of our common stock have no preemptive rights and no conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. All the outstanding shares of common stock are, and the shares offered by this prospectus, when issued and paid for, will be, validly issued, fully paid and nonassessable. The rights and privileges of the holders of our common stock are subject to and may be adversely effected by the rights of the holders of shares of any series of preferred stock that we may issue.

Preferred Stock

Our Board may divide the preferred stock into any number of series, fix the designation and number of shares of each such series, and determine or change the designation, relative rights, preferences and limitations of any series of preferred stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control and may adversely affect the market price of the common stock and the voting and other rights of the holders of our common stock.

Common Stock Warrants

December 2019 Private Placement Warrants

On December 6, 2019, we completed a private placement offering with select institutional investors for the purchase of an aggregate of 8,749,999 shares of common stock and we issued Series I Warrants to purchase up to 4,375,002 shares of our common stock, at an exercise price equal to $4.03 per share, or the Series I Warrant Shares. The Series I Warrants may be exercised on the six-month anniversary of the date of issuance and through the 5-year anniversary of the date of issuance. The Series I Warrants may be exercised for cash or on a cashless basis if there is no effective registration statement registering the resale of the Series I Warrant Shares and may not be exercised to the extent that the holder thereof would, following such exercise or conversion, beneficially own more than 4.99% (or such other percent as designated by each holder not to exceed 19.99%) of our outstanding shares of common stock. The Series I Warrants contain customary provisions that adjust the exercise price and the number of Series I Warrant Shares in the event of a corporate transaction.

December 2018 Private Placement Warrants

On December 21, 2018, we completed a private placement offering with select institutional investors for the purchase of an aggregate of 11,785,540 shares of our common stock. In connection with this financing, we issued (i) Series F Warrants to purchase an aggregate of 2,003,541 shares of common stock, at an exercise price equal to $3.68 per share, which are exercisable through the 18-month anniversary of the date of issuance, or the Series F Warrants, and (ii) Series G Warrants to purchase an aggregate of 3,889,229 shares of common stock, at an exercise price equal to $4.05 per share, which are exercisable through the 5-year anniversary of the date of issuance, or the Series G Warrants and, together with the Series F Warrants, the December 2018 Warrants. The December 2018 Warrants (i) may not be exercised to the extent that, following such exercise, the holder would beneficially own more than 9.99% (or other percent as designated by each holder) of our outstanding shares of common stock, and (ii) otherwise contain customary provisions that adjust the exercise price and the number of shares of common stock into which they may be exercised in the event of a corporate transaction.

AEROSURF Warrants (December 2018)

In connection with the CVie Acquisition, our Board declared a dividend to the holders of record of our outstanding shares of common stock, and holders of certain warrants to purchase common stock, that were outstanding on December 20, 2018 of 0.6148 Series H (AEROSURF) Warrant, for each share of common stock held by a shareholder or each warrant held by a warrant holder, as applicable, on the record date, or the AEROSURF Warrants. The Company expects to distribute AEROSURF Warrants that are exercisable for an aggregate of 2,963,167 shares of common stock. Each AEROSURF Warrant has a term of five years and provides for automatic exercise into one share of common stock, without any exercise price, upon the Company’s public announcement of the dosing of the first human subject enrolled in the Company’s phase 3 clinical trial for AEROSURF.

Battelle Collaboration Agreement Warrants (October 2014 and December 2018)

We entered into the Battelle Collaboration Agreement with Battelle in October 2014, which was amended on August 2015 and March 2016, for the development of a new version, or NextGen, of our ADS. In connection with the Battelle Collaboration Agreement, on October 10, 2014, we issued to Battelle warrants to purchase 3,571 shares of common stock, exercisable at a price of $1,400.00 per share, which expire on October 10, 2024. In December 2018, we and Battelle entered into the Battelle Payment Restructuring, which reflected the terms of an October 2017 nonbinding memorandum of understanding, in which we outlined terms to restructure approximately $4.3 million then due to Battelle, under a Research and Development Services Agreement dated as of June 22, 2012 and the Battelle Collaboration Agreement. In connection with the Battelle Payment Restructuring, on December 11, 2018, we issued to Battelle warrants to purchase 75,000 shares of common stock, exercisable at a price of $6.50 per share, which expire on December 7, 2023.

Panacea Venture Management Company Ltd. Warrants (July 2018)

On July 2, 2018, we issued to Panacea Venture Management Company Ltd., or Panacea, a Secured Convertible Promissory Note, or the Panacea Note, with respect to a loan facility in the aggregate amount of up to $1.5 million, which was funded in two loans of, $1.0 million on the date of the Panacea Note and $0.5 million on July 23, 2018. In connection with the Panacea Note, we issued to Panacea warrants, or the Series D Warrants, to purchase 187,500 shares, or the Series D Warrant Shares, at an exercise price of $4.00 per Series D Warrant Share, or the Exercise Price. The Series D Warrants may be exercised at any time beginning six months after the date of issuance and through the fifth anniversary of the date of issuance. The Series D Warrants may not be exercised to the extent that the holder thereof would, following such exercise, beneficially own more than 9.99% (or such other percent as designed by each holder) of the Company’s outstanding shares of common stock, which percentage may be increased, decreased or waived by such holder upon sixty-one days’ notice to us. The Series D Warrants also contain customary provisions that adjust the Exercise Price and the number of Series D Warrant Shares in the event of a corporate transaction.

LPH II Warrants (April 2018)

On March 30, 2018, LPH II invested $2.6 million in us and acquired 541,667 shares of common stock and 135,417 Series C Warrants to purchase 135,417 shares of common stock, at an exercise price of $5.52 per Series C Warrant Share. The Series C Warrants may be exercised at any time beginning six months after the date of issuance and through the seventh anniversary of the date of issuance. The Series C Warrants may be exercised for cash or on a cashless basis if there is no effective registration statement registering the resale of the Series C Warrant Shares and may not be exercised to the extent that the holder thereof would, following such exercise, beneficially own more than 9.99% (or such other percent as designated by each holder) of the Company’s outstanding shares of common stock, which percentage may be increased, decreased or waived by such holder upon sixty-one days’ notice to us. The Series C Warrants also contain customary provisions that adjust the Exercise Price and the number of Series C Warrant Shares in the event of a corporate transaction.

February 2017 Private Placement Warrants

On February 15, 2017, we completed a private placement offering of 7,049 Series A Convertible Preferred Stock units. Each unit consisted of: (i) one share of Series A Convertible Preferred Stock, par value $0.001 per share, or Preferred Shares; and (ii) 50 Series A-1 Warrants to purchase one share of common stock at an exercise price equal to $27.40 per share. The Series A-1 Warrants may be exercised at any time beginning six months after the date of issuance and through the seventh anniversary of the date of issuance. The Series A-1 Warrants may not be converted or exercised to the extent that the holder would, following such exercise or conversion, beneficially own more than 9.99% (or other lesser percent as designated by each holder) of our outstanding shares of common stock.

July 2015 Warrants

On July 22, 2015, we completed a registered public offering of 89,583 Series A units and 150,000 Series B units. Each Series A unit consisted of one share of common stock and a Series A warrant to purchase one share of common stock at an exercise price of $196.00 per share. Each Series B unit consisted of a fully paid pre-funded Series B warrant to purchase one share of common stock at an exercise price of $168.00 per share, and a Series B warrant to purchase one share of common stock at an exercise price of $196.00 per share. As of December 31, 2017, all pre-funded Series B warrants were exercised. The Series A and Series B warrants, collectively the July 2015 Warrants, are exercisable immediately through the seventh anniversary of the date of issuance. The July 2015 Warrants may not be exercised to the extent that the holder would, following such exercise, beneficially own more than 9.99% (or 4.99% as may be elected by each holder) of our outstanding shares of common stock.

Anti-Takeover Effects of Delaware Law and our Certificate of Incorporation and By-Laws

Certificate of Incorporation and By-Laws

Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the voting power of our shares of common stock outstanding will be able to elect all of our directors. According to Section 242 of the DGCL and our By-Laws, the affirmative vote of holders of at least a majority of the voting power of all of the then outstanding shares of voting stock, voting as a single class, is required to amend certain provisions of our Certificate of Incorporation. Further, our By-Laws provide that stockholder actions may be effected at a duly called meeting of stockholders or by written consent.

Our By-Laws further provide the Board with the exclusive right to increase or decrease the size of the Board (not less than three), and with the right to elect directors to fill a vacancy created by the expansion of the Board or the resignation, death or removal of a director.

Section 203 of the Delaware General Corporation Law

As a corporation organized under the laws of the State of Delaware, we are subject to Section 203 of the DGCL, which restricts our ability to enter into business combinations with an interested stockholder, the owner of 15% or more of the corporation’s voting stock, or an interested stockholder’s affiliates or associates, for a period of three years after such person became an interested stockholder. These restrictions do not apply if:

●	before becoming an interested stockholder, our Board approves either the business combination or the transaction in which the stockholder becomes an interested stockholder;

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upon consummation of the transaction in which the stockholder becomes an interested stockholder, the interested stockholder owns at least 85% of our voting stock outstanding at the time the transaction commenced, subject to exceptions; or

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on or after the date a stockholder becomes an interested stockholder, the business combination is both approved by our Board and authorized at an annual or special meeting of our stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Choice of Forum

Our Certificate of Incorporation provides that, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of us; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers to us or our stockholders; (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL or Certificate of Incorporation or By-Laws; or (iv) any action asserting a claim against us governed by the internal affairs doctrine. The exclusive forum provision in our Certificate of Incorporation shall not apply to any actions or proceedings brought against us under the Securities Act or Exchange Act, whereby the U.S. District Court for the District of Delaware shall be the sole and exclusive forum.

Limitations on Liability and Indemnification Matters

Pursuant to our By-Laws, we indemnify our directors to the maximum extent permissible under the DGCL. In addition, we have entered into indemnity agreements with our officers and directors that provide, among other things, that we will indemnify them, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings to which he or she is or may be made a party by reason of his or her position as a director, officer, or other agent of ours, and otherwise to the fullest extent permitted under the DGCL and our By-Laws. These agreements were updated and re-executed in January 2016. In connection with the CVie Acquisition, our chairman, James Huang and one of our directors, Dr. Brian D. Schreiber entered into a revised version of our indemnification agreement in December 2018.

These provisions may be held not to be enforceable for violations of the federal securities laws of the U.S.

Listing

Our common stock trades on the OTCQB tier of OTC Markets Group, Inc., under the symbol “WINT.” We have applied to list our common stock on The Nasdaq Capital Market® under the trading symbol “WINT.” There can be no assurance given that such listing will be approved or that a trading market will develop for our shares of common stock.

Transfer Agent and Registrar

The transfer agent and registrar for common stock is Continental Stock Transfer and Trust Company.